| **Nexa Resources S.A.**<br>*Société anonyme*<br>Siège social : 37A, Avenue J.F. Kennedy<br>L-1855 Luxembourg<br>R.C.S. Luxembourg : B185489 | |
|---|---|
| **ASSEMBLÉE GÉNÉRALE EXTRAORDINAIRE DU 25 JUIN 2026** | **ME. E. DELOSCH**<br>**NO.** |

In the year two thousand and twenty-six, on the twenty-fifth day of the month of June.

Before Maître **Edouard Delosch**, notary, residing in Luxembourg, Grand Duchy of Luxembourg.

Was held an extraordinary general meeting of the shareholders (the "**Extraordinary General Meeting**") of **Nexa Resources S.A.** (the "**Company**"), a *société anonyme* having its registered office at 37A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, registered with the *Registre de Commerce et des Sociétés* under number B 185.489, incorporated by deed of Maître Francis Kesseler, notary residing in Esch-sur-Alzette, Grand Duchy of Luxembourg dated 26 February 2014, published in the *Mémorial C, Recueil des Sociétés et Associations* number 1258 of 16 May 2014.

The articles of association of the Company (the "**Articles**") were amended for the last time on 8 May 2025 following a deed signed by public notary Maître Edouard Delosch and published in the Luxembourg Legal Gazette (*Recueil Electronique des Sociétés et Associations,* "**RESA**") number RESA_2025_110.97 of 22 May 2025.

Mr. Alexandre Druta, professionally residing in Luxembourg, Grand Duchy of Luxembourg, acted as chair of the Extraordinary General Meeting.

The chair appointed as secretary Me Karl Pardaens, professionally residing in Luxembourg.

The Extraordinary General Meeting elected as scrutineer Mr. Octavio Lanzi, professionally residing in Luxembourg.

The chair declared and requested the notary to state that:

I. The shareholders present or represented and the number of shares held by them are shown on an attendance list signed by the chair, the secretary, the scrutineer and the undersigned notary.

II. It appears from the said attendance list that shareholders who together hold more than 50% of all issued shares of the Company are present or represented so that more than half of the issued capital of the Company is represented at the present Extraordinary General Meeting.

III. The present Extraordinary General Meeting has been convened inter alia by notices containing the agenda published in Luxembourg in the RESA on 26 May 2026 under reference number RESA_ 2026_114.378.

IV. The present Extraordinary General Meeting is consequently regularly constituted and may validly deliberate on the agenda set out below:

**AGENDA**

**1.** Authorized share capital:

**1.1.** Renew the authorization of the Board of Directors to increase the issued share capital of the Company on one or more occasions within the limits of the authorized share capital, during a period starting on the day of the Extraordinary General Meeting and ending on the fifth anniversary of the date of publication in the Luxembourg Legal Gazette (*Recueil Electronique des Sociétés et Associations)* of the minutes of the Extraordinary General Meeting, without prejudice to any further renewals, and consequently amend article 5.8 of the articles of association of the Company to be read as follows:

*"5.8 The Board of Directors is authorized, during a period starting on the day of the general meeting of shareholders held on 25 June 2026 and ending on the fifth anniversary of the date of publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of such general meeting, without prejudice to any renewals, to increase the issued share capital on one or more occasions within the limits of the Authorized Capital."*

1.2 Increase the authorized share capital, currently set at USD 231,942,819, to USD 800,000,000, and consequently amend article 5.7 of the articles of association of the Company to be read as follows:

*"5.7 In addition to its issued and subscribed share capital, the Company has also an authorized, but unissued and unsubscribed share capital set at USD 800,000,000 (eight hundred million United States Dollars) (the "**Authorized Capital**")."*

1.3 Authorize the Board of Directors to limit or cancel the preferential subscription right of the shareholders in the context of any such increase of the issued share

capital up to the authorized share capital, and consequently amend article 5.10 of the articles of association of the Company to be read as follows:

*"5.10 The Board of Directors may approve the issuance of new Shares and, where applicable, the instruments to be issued in accordance with the provisions of this Article 5 of the present Articles without reserving (i.e. by cancelling or limiting) the preferential right to subscribe for such Shares and instruments for the existing shareholders."*

**2.** Amend article 11.1 of the articles of association of the Company to remove the requirement that a majority of Daily Managers be Luxembourg residents, to be read as follows:

*11.1 The day-to-day management of the business of the Company and the power to represent the Company with respect thereto may be delegated by decision of the Management Committee, if any has been established, or otherwise by decision of the Board of Directors, to one or more Directors, members of the Management Committee, officers, employees or third parties (each a "**Daily Manager**"), acting either alone or jointly, as determined in the relevant internal regulation. The Board of Directors or the Management Committee, if any, shall approve, by a simple majority vote of the Directors or the Managing Officers, respectively, present at such meeting the internal regulations of the Daily Managers and set forth their duties.*

**3.** Amend articles 6.1, 13.4, 13.10 and 13.13 of the articles of association of the Company to remove the references to the Toronto Stock Exchange ("TSX") given that the Company has been delisted from the TSX since November 2021, to be read as follows:

*"6.1 The Company shall be managed by a board of directors comprising at least five (5) members and a maximum of eleven (11) members (each a "Director" and together the "Directors"), who shall be appointed by the General Meeting in accordance with Article 13.18.1. The Board of Directors shall at all times be composed as required pursuant to applicable law, including, if applicable, the rules and regulations of any stock exchange on which part or all of the Shares of the Company are listed. In particular, at least three (3) Directors shall meet the independence and financial literacy requirements for audit committee members set forth in the listing rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange*

*Commission, Canadian securities laws and other applicable law, subject to any available exemptions."*

*"13.4 Except as otherwise required by Luxembourg Law, by the rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law or by these Articles, General Meetings shall be convened by the Board of Directors with at least a thirty (30) days prior notice. The quorum provided for by Luxembourg Law shall govern the notice for, and the conduct of, the General Meetings."*

*"13.10 The Board of Directors may fix in advance a date preceding the date of (i) any General Meeting and/or (ii) for the payment of any dividend (including, without limitation, an interim dividend) as a record date for the determination of the shareholders entitled to vote at such General Meeting and/or receive payment of any such dividend, respectively, notwithstanding any transfer of any Shares on the register of the Company after any such record date.*

*Notwithstanding the provisions of the foregoing paragraph of this Article 13.10, the fixing of a record date shall be in conformity with Luxembourg Law and the rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed."*

*"13.13 Except as otherwise required by Luxembourg Law, the rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law or by these Articles, resolutions at a duly convened General Meeting will be adopted by a simple majority of those present or represented and voting."*

**RESOLUTIONS**

The chair presented the report of the board of directors of the Company relating to the proposals described in item 1 of the agenda regarding the proposed renewal and increase of the authorized share capital of the Company and authorization to limit or cancel the preferential subscription right of existing shareholders.

After having heard the report of the Board of Directors, the Extraordinary General Meeting resolved to:

**FIRST RESOLUTION**

Renew the authorization of the Board of Directors, during a period of five (5) years starting on the date of this Extraordinary General Meeting of shareholders and ending on the fifth anniversary of the date of publication in the Luxembourg Legal Gazette (*Recueil Electronique des Sociétés et Associations)* of the minutes of the Extraordinary General Meeting, to issue additional shares in the Company within the limit of the authorized share capital, and consequently amend article 5.8 of the articles of association of the Company to be read as set forth in the agenda.

This resolution has been passed at the following majority:

Number of votes cast:

For: **86,468,144**

Against: **6,967,110**

Abstentions: **9,957**

**SECOND RESOLUTION**

Increase the authorized share capital, currently set at USD 231,942,819, to USD 800,000,000, and consequently amend article 5.7 of the articles of association of the Company as set forth in the agenda.

This resolution has been passed at the following majority:

Number of votes cast:

For: **87,095,997**

Against: **6,329,251**

Abstentions: **19,963**

**THIRD RESOLUTION**

Authorize the Board of Directors to limit or cancel the preferential subscription right of the shareholders in the context of any such increase of the issued share capital up to the authorized share capital, and consequently amend article 5.10 of the articles of association of the Company to be read as set forth in the agenda.

This resolution has been rejected.

Number of votes cast:

For: **829,445**

Against: **92,599,483**

Abstentions: **16,283**

**FOURTH RESOLUTION**

Amend article 11.1 of the articles of association to be read as set forth in the agenda.

This resolution has been passed at the following majority:

Number of votes cast:

For: **93,337,266**

Against: **40,988**

Abstentions: **66,957**

**FIFTH RESOLUTION**

Amend articles 6.1, 13.4, 13.10 and 13.13 of the articles of association of the Company in order to remove the references to the Toronto Stock Exchange ("TSX") given that the Company has been delisted from the TSX since November 2021, to be read as set forth in the agenda.

This resolution has been passed at the following majority:

Number of votes cast:

For: **93,324,348**

Against: **53,725**

Abstentions: **67,138**

The resolutions, having been approved by at least two-thirds of the votes cast as required by law, are consequently validly passed and the Articles are amended accordingly.

There being nothing further on the agenda, the Extraordinary General Meeting was closed.

Whereof the present notarial deed was drawn up in Luxembourg, on the day stated at the beginning of this document.

**EXPENSES**

The expenses, costs, fees and charges of any kind whatsoever which will have to be borne by the Company as a result of the present deed are estimated at three thousand euros (EUR 3,000.-)

The undersigned notary, who understands and speaks English, herewith states that at the request of the Extraordinary General Meeting, these minutes are drafted in English followed by a French translation; at the request of the Extraordinary General Meeting in case of divergences between the English and French version, the **English version** will prevail.

**WHEREOF** the present deed was drawn up in Luxembourg on the day before mentioned.

After reading these minutes, the members of the *bureau* of the Extraordinary General Meeting signed together with the notary the present deed.

**SUIT LA TRADUCTION FRANÇAISE DU TEXTE QUI PRÉCÈDE**

L'an deux mille vingt-six, le vingt-cinquième jour du mois de juin.

Par-devant Maître **Edouard Delosch**, notaire de résidence à Luxembourg, Grand-Duché de Luxembourg.

S'est tenue une assemblée générale extraordinaire des actionnaires (l' «**Assemblée Générale Extraordinaire** ») de **Nexa Resources S.A.** (la « **Société** »), une société anonyme ayant son siège social au 37A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand-Duché de Luxembourg, immatriculée auprès du Registre de Commerce et des Sociétés sous le numéro B 185.489, constituée suivant acte reçu de Maître Fancis Kesseler, notaire de résidence à Esch-sur-Alzette, Grand-Duché de Luxembourg, en date du 26 février 2014, publié au Mémorial C, Recueil des Sociétés et Associations numéro 1258 du 16 mai 2014.

Les statuts de la Société (les « **Statuts** ») ont été modifiés pour la dernière fois le 8 mai 2025 suivant acte du notaire Maître Edcuard Delosch publié au Recueil Electronique des Sociétés et Associations (« **RESA** ») numéro RESA_2025_110.97 du 22 mai 2025.

M. Alexandre Druta, demeurant professionnellement à Luxembourg a agi en tant que président de l'Assemblée Générale Extraordinaire.

Le président a nommé comme secrétaire Me Karl Pardaens, demeurant professionnellement à Luxembourg.

L'Assemblée Générale Extraordinaire a élu comme scrutateur M. Octavio Lanzi, demeurant professionnellement à Luxembourg.

Le président a déclaré et requis le notaire d'acter que :

I. Les actionnaires présents ou représentés ainsi que le nombre d'actions qu'ils détiennent figurent sur une liste de présence signée par le président, le secrétaire, le scrutateur et le notaire soussigné.

II. Il ressort de ladite liste de présence que les actionnaires qui ensemble détiennent plus de 50% des actions émises par la Société sont présents ou représentés de sorte que plus de la moitié du capital émis de la Société est représentée à la présente Assemblée Générale Extraordinaire.

III. La présente Assemblée Générale Extraordinaire a été convoquée entre autres par des avis de convocation reprenant l'ordre du jour publié au Luxembourg au RESA le 26 mai 2026 sous la référence RESA_2026_114.378.

IV. La présente Assemblée Générale Extraordinaire est régulièrement constituée et peut délibérer valablement sur l'ordre du jour énoncé ci-dessous :

**ORDRE DU JOUR**

**1.** Capital social autorisé :

1.1 Renouveler l'autorisation donnée au conseil d'administration de la société d'augmenter le capital social de la Société en une ou plusieurs fois dans les limites du capital autorisé, pendant une période commençant le jour de l'Assemblée Générale Extraordinaire et prenant fin le cinquième anniversaire de la date de publication au Recueil Electronique des Sociétés du procès-verbal de l'Assemblée Générale Extraordinaire, sans préjudice d'éventuels renouvellements ultérieurs et, par conséquent, modifier l'article 5.8 des Statuts afin de le lire comme suit : :

*« 5.8 Le Conseil d'Administration est autorisé, pendant une période débutant le jour de l'assemblée générale des actionnaires tenue le 25 juin 2026 et prenant fin au cinquième anniversaire de la date de publication au Recueil Electronique des Sociétés et Associations du procès-verbal de ladite assemblée générale, sans préjudice de tous renouvellements, à augmenter le capital social émis à une ou plusieurs reprises dans les limites du Capital Autorisé. »*

1.2 Augmenter le capital social autorisé, actuellement fixé à 231.942.819,- USD, pour le porter à 800.000.000,- USD et, par conséquent, modifier l'article 5.7 des Statuts afin de le lire comme suit :

*« 5.7 En plus de son capital émis et souscrit, la Société dispose également d'un capital social autorisé, mais non émis et non souscrit, fixé à 800.000.000,- USD (huit cents millions dollars américains) (le "**Capital Autorisé**"). »*

1.3 Autoriser le conseil d'administration à limiter ou à supprimer le droit préférentiel de souscription des actionnaires lors d'une augmentation du capital social souscrit, dans la limite du capital autorisé et, par conséquent, modifier l'article 5.10 des Statuts afin de le lire comme suit :

*« 5.10 Le Conseil d'Administration peut émettre ces nouvelles Actions et, le cas échéant, les instruments devant être émis conformément aux dispositions de cet Article 5 des présents Statuts sans réserver (c.-à-d. en annulant ou en limitant) le droit préférentiel de souscription à ces Actions et instruments aux actionnaires existants. »*

**2.** Modifier l'article 11.1 des Statuts visant à supprimer l'obligation selon laquelle la majorité des gérants quotidiens doivent être résidents au Luxembourg afin de le lire comme suit :

*« 11.1 La gestion journalière des affaires de la Société et le pouvoir de représenter la Société par rapport à celle-ci peut être délégué par une décision du Comité de Direction, si cela a été établi, ou sinon par décision du Conseil d'Administration, à un ou plusieurs Administrateurs, membres du Comité de*

*Direction, dirigeants, salariés ou tierces parties (chacun un "**Délégué à la Gestion Journalière**"), agissant soit seul ou conjointement, comme déterminé par le règlement intérieur correspondant. Le Conseil d'Administration ou le Comité de Direction, le cas échéant, approuve, par une majorité simple des votes des Administrateurs ou des Dirigeants Exécutifs respectivement, présents à une telle réunion, les règlements intérieurs des Délégués à la Gestion Journalière et définissent leurs fonctions. »*

**3.** Modifier les articles 6.1, 13.4, 13.10 et 13.13 des Statuts afin de supprimer les références à la Bourse de Toronto (« TSX ») étant donné que la Société a été radiée de la TSX depuis novembre 2021 et de le lire comme suit :

*« 6.1 La Société est gérée par un conseil d'administration composé d'au moins cinq (5) membres et un maximum de onze (11) membres (chacun un "Administrateur" et ensemble les "Administrateurs"), qui seront nommés par l'Assemblée Générale conformément à l'Article 13.18.1. Le Conseil d'Administration est en tout temps composé tel que requis par la loi applicable, incluant, si applicable, les règles et régulations de toute bourse sur laquelle une partie ou toutes les Actions de la Société sont cotées. En particulier, au moins trois (3) Administrateurs doivent répondre aux exigences d'indépendance et de connaissances financières pour les membres de comités d'audit fixées dans les règles de cotation de la Bourse de New York, ou toute autre bourse sur laquelle toutes Actions de la Société sont cotées et à toutes exigences additionnelles en vertu des règles et régulations de U.S. Securities and Exchange Commission, des lois canadiennes sur les valeurs mobilières et autre loi applicable, sous réserve de toutes exemptions possibles. »*

*« 13.4 Sauf disposition contraire de la Loi Luxembourgeoise, des règles de la Bourse de New York, ou de toute bourse de valeurs sur laquelle des Actions de la Société sont alors cotées et de toutes exigences supplémentaires découlant des règles et règlements de la Securities and Exchange Commission des États-Unis, des lois canadiennes en matière de valeurs mobilières et de toute autre loi applicable, ou des présents Statuts, les Assemblées Générales seront convoquées par le Conseil d'Administration moyennant un préavis de trente (30) jours au moins. Le quorum prévu par la Loi Luxembourgeoise régira les convocations pour les Assemblées Générales et la conduite de ces dernières. »*

*« 13.10 Le Conseil d'Administration peut fixer à l'avance une date précédant la date (i) de toute Assemblée Générale et/ou (ii) du paiement de tout dividende (y compris, sans limitation, un dividende intérimaire) comme date d'enregistrement*

*pour la détermination des actionnaires autorisés à voter à une telle Assemblée Générale et/ou recevoir paiement d'un tel dividende, respectivement, nonobstant tout transfert d'Actions dans le registre de la Société après une telle date d'enregistrement.*

*Nonobstant les dispositions du précédent paragraphe de cet Article 13.10, la fixation d'une date d'enregistrement doit être conforme à la Loi Luxembourgeoise et les règles de la Bourse de New-York, ou toute autre bourse sur laquelle toutes Actions de la Société sont alors cotées. »*

*« 13.13 Sauf si autrement requis par la Loi Luxembourgeoise, les règles de la Bourse de New York, ou toute bourse sur laquelle des Actions de la Société sont cotées et toutes exigences additionnelles en vertu des règles et régulations de la U.S. Securities and Exchange Commission, des lois canadiennes sur les valeurs mobilières et des autres lois applicables ou par les présents Statuts, les résolutions lors d'une Assemblée Générale dument convoquée seront adoptées à la majorité simple des membres présents ou représentés et votants. »*

**RESOLUTIONS**

Le président a présenté le rapport du conseil d'administration de la Société concernant les propositions contenues au point 1 de l'ordre du jour concernant la proposition de renouvellement et d'augmentation du capital social autorisé de la Société et l'autorisation de limiter ou de supprimer le droit préférentiel de souscription des actionnaires existants.

Après considération du rapport du conseil d'administration, l'Assemblée Générale Extraordinaire a décidé de :

**PREMIERE RÉSOLUTION**

Renouveler l'autorisation donnée au conseil d'administration de la société d'augmenter le capital social de la Société en une ou plusieurs fois dans les limites du capital autorisé, pendant une période commençant le jour de l'Assemblée Générale Extraordinaire et prenant fin le cinquième anniversaire de la date de publication au Recueil Electronique des Sociétés et Associations du procès-verbal de l'Assemblée Générale Extraordinaire, sans préjudice d'éventuels renouvellements ultérieurs et, par conséquent, modifier l'article 5.8 des Statuts tel qu'indiqué à l'ordre du jour.

La présente résolution a été adoptée à la majorité suivante :

Nombre de voix d'actions exprimées :

Pour : **86.468.144**

Contre : **6.967.110**

Abstentions : **9.957**

**DEUXIÈME RÉSOLUTION**

Augmenter le capital social autorisé, actuellement fixé à 231.942.819,- USD, pour le porter à 800.000.000,- USD et, par conséquent, modifier l'article 5.7 des Statuts tel qu'indiqué à l'ordre du jour.

La présente résolution a été adoptée à la majorité suivante :

Nombre de voix d'actions exprimées :

Pour : **87.095.997**

Contre : **6.329.251**

Abstentions : **19.963**

**TROISIÈME RÉSOLUTION**

Autoriser le conseil d'administration à limiter ou à supprimer le droit préférentiel de souscription lors d'une augmentation du capital social souscrit, dans la limite du capital autorisé et, par conséquent, modifier l'article 5.10 des Statuts tel qu'indiqué à l'ordre du jour.

Cette résolution a été rejetée. renvoi approuvé

Nombre de voix d'actions exprimées :

Pour : **829.445**

Contre : **92.599.483**

Abstentions : **16.283**

**QUATRIÈME RÉSOLUTION**

Modifier l'article 11.1 des Statuts tel qu'indiqué à l'ordre du jour.

Nombre de voix d'actions exprimées :

Pour : **93.337.266**

Contre : **40.988**

Abstentions : **66.957**

**CINQUIÈME RÉSOLUTION**

Modifier les articles 6.1, 13.4, 13.10 et 13.13 des Statuts tel qu'indiqué à l'ordre du jour afin de supprimer les références à la Bourse de Toronto (« TSX ») étant donné que la Société a été radiée de la TSX depuis novembre 2021.

La présente résolution a été adoptée à la majorité suivante :

Nombre de voix d'actions exprimées :

Pour : **93.324.348**

Contre : **53.725**

Abstentions : **67.138**

Les résolutions ayant été approuvées par au moins deux tiers des voix exprimées tel que la loi le requiert, sont par conséquent valablement adoptées et les Statuts sont modifiés en conséquence.

**DÉPENSES**

Les frais, coûts, honoraires et charges de toute nature qui devront être supportés par la Société du fait des présentes sont estimés à trois mille euros (3.000,- EUR).

Le notaire soussigné, qui comprend et parle l'anglais, déclare par la présente qu'à la demande de l'Assemblée Générale Extraordinaire, le présent procès-verbal est rédigé en anglais, suivi d'une traduction en français ; à la demande de l'Assemblée Générale Extraordinaire, en cas de divergences entre les versions anglaise et française, la **version anglaise** prévaudra.

**DONT ACTE** établi à Luxembourg le jour susmentionné.

Après lecture de ce procès-verbal, les membres du bureau de l'Assemblée Générale Extraordinaire ont signé avec le notaire le présent acte.

EDOUARD DELOSCH * NOTAIRE, LUXEMBOURG *

Pour copie conforme
s. Notaire Edouard Delosch